Exhibit 18.1

August 14, 2018

Mr. Alex LaRue, Chief Financial Officer

Friedman Industries, Incorporated

1121 Judson Road, Suite 124

Longview, Texas 75601

Dear Mr. LaRue:

At your request, we have read the description in Note B of your interim consolidated financial statements included in the Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the three months ended June 30, 2018, of the facts relating to the change from last-in, first-out (LIFO) method to the average cost method for valuation of prime coil inventory. We concur, on the basis of the facts so set forth and other information furnished to us by appropriate officials of Friedman Industries, Incorporated (the “Company”), with management’s conclusion that the accounting change in prime coil inventory valuation method described in your Form 10-Q is preferable under the circumstances.

With regard to the aforementioned accounting change, it should be recognized that professional standards have not been established for evaluating the preferability of one acceptable method of accounting over another method. Accordingly, we are furnishing this letter solely for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, and it should not be used or relied on for any other purpose.

We have not audited any consolidated financial statements of the Company as of any date or for any period subsequent to March 31, 2018. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of the Company as of any date or for any period subsequent to March 31, 2018.

Very truly yours,

/s/ MOSS ADAMS LLP

Houston, Texas